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August 09, 2013

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Peter McPhun

Sotherly Hotels LP (formerly MHI Hospitality, L.P.) (the “Partnership”)

Registration Statement on Form S-11

Filed July 3, 2013

File No. 333-189821

Dear Ms. Gowetski,

In connection with the above-captioned registration statement on Form S-11 (the “Registration Statement”), we set forth below the Partnership’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated July 30, 2013 (the “Comment Letter”), relating to the Registration Statement.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter. Page numbers included in our responses refer to pages in the marked Pre-Effective Amendment No. 1 to the Registration Statement and the prospectus included therein (“Amendment No. 1”). In addition, we are enclosing Amendment No. 1, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

General

1.	The comments below may impact the Exchange Act filings of Sotherly Hotels Inc. When responding to those comments, please ensure you provide the appropriate information as it pertains to Sotherly and indicate any changes you anticipate making to their periodic reports.

The Partnership confirms that it has provided appropriate information as it pertains to Sotherly Hotels Inc. (“Sotherly”) in the responses to the applicable comments below. The Partnership confirms that Sotherly will make the changes discussed in comments 8, 12, 15, 17, 21, 24, 25, 26, 27, 28, 29, 30, 35 and 38 to its future Exchange Act filings, as appropriate.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Partnership is in the process of selecting the artwork that will be used in the prospectus and will supplementally supply the Staff with these materials once they have been chosen and prior to distributing any preliminary prospectus to prospective investors.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The Partnership will supplementally provide the Staff, under separate cover, with support for such other quantitative and qualitative business and industry data in paper form pursuant to Securities Act Rule 418. The Partnership hereby requests that such materials, and all copies thereof, be returned to the undersigned following the completion of the Staff’s review thereof.

4.	Please revise to provide your dealer prospectus delivery obligation on the outside back cover page of the prospectus or advise. Please refer to Item 502(b) of Regulation S-K.

The Partnership has amended the outside back cover page of the prospectus to address the Staff’s comment.

Prospectus Cover Page

5.	We note you indicate on page 120 that the underwriters have an over-allotment option. To the extent that such an arrangement exists, please revise the cover page to indicate that this arrangement exists and state the amount of additional notes that the underwriters may purchase under the arrangement. Please refer to Item 501(b)(2) of Regulation S-K.

The Partnership has amended the cover page to address the Staff’s comment.

Prospectus Summary, page 1

Company Overview, page 1

6.	We note your disclosure on page 1 that your wholly-owned properties are managed by MHI Hotels Services, an “independent management company.” Please revise to clarify here that MHI Hotels Services is owned and controlled by individuals including Andrew M. Sims, Kim E. Sims, Christopher L. Sims and William J. Zaiser.

The Partnership has revised the disclosure on pages 1 and 2 in response to the Staff’s comment.

7.	Given your common management/ownership of MHI Hotels Services and the provisions of your management agreement, please provide to us your analysis as to whether MHI Hotels Services is a VIE under ASC 810.

In response to the Staff’s comment, the Partnership respectfully notes that it has concluded that MHI Hotels Services is not a VIE under ASC 810 based on the following factors:

(i)	In consideration of ASC 810-10-25-43(a), the Partnership has determined that MHI Hotels Services has sufficient equity to permit it to operate without additional financial support from Sotherly. The ratio of equity to assets of MHI Hotels Services for the years ended December 31, 2012, 2011 and 2010 was 73.9%, 69.3% and 55.2%, respectively. Additionally, the Partnership provides no management fee advances. Base management fees are paid monthly, in arrears. The incentive management fee is paid annually, in arrears. Lastly, the Partnership has determined that the fees earned by MHI Hotels Services were within industry norms at the time the master management agreement was negotiated and remain within current industry norms.

(ii)	In consideration of ASC 810-10-25-43(c), the Partnership has determined that neither the master management agreement, nor any other agreement, contain any prohibition or restriction on changes in the ownership of MHI Hotels Services.

(iii)	In consideration of ASC 810-10-25-43(d)(2), the Partnership has determined that the master management agreement, nor any other agreement, prohibit MHI Hotels Services from engaging in any other business activity, from managing other hotel properties or from managing other hotel properties in markets that the Partnership does business, so long as no conflict of interest is created.

Additionally, MHI Hotels Services continues to generate significant revenues and profits from activities unrelated to the services it provides to the Partnership under the management agreements.

(iv)	In consideration of ASC 810-10-25-44(a), the Partnership has determined that the members of MHI Hotels Services have the power to direct the activities of MHI Hotels Services that most significantly impact its financial performance.

(v)	In consideration of ASC 810-10-25-44(c), the Partnership has determined that the members of MHI Hotels Services bear the risk of loss and have the full right to profits of MHI Hotels Services.

(vi)	In consideration of ASC 810-10-25-44(d), the Partnership has determined that all the members of MHI Hotels Services have proportionate voting rights compared to their economic interests.

8.	We note your statement on page 1 that your portfolio consists of ten full-service primarily upscale and upper-upscale hotels located in seven states. Please revise your disclosure here, or elsewhere as appropriate, to clarify for each hotel whether it falls into upscale, upper-upscale or another scale category. In addition, we note your disclosure on page 36 your portfolio consists of primarily upper-upscale and upscale hotels. Please revise your disclosure on page 36 to be consistent with your disclosure on page 1.

The Partnership has revised the tables in the “Prospectus Summary” on page 4 and “Our Business and Properties—Our Properties” on page 63 to address the Staff’s comment. The Partnership has also revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 37 and related disclosures throughout the prospectus to address the Staff’s comment.

Competitive Strengths, page 3

9.	We note your disclosure on page 3 that over the past five years you have expended approximately $69 million in capital improvements. Please reconcile this with your disclosure on page 54 that you have expended approximately $80 million in capital improvements over the past five years. In addition, we further note your disclosure on page 20 that for the years ended December 31, 2012 and 2011, you spent approximately $2.9 million and approximately $6.0 million, respectively, on capital improvements. Please revise to specify the amounts spent on capital improvements in each of the last two years.

The Partnership has revised the language in “Our Business and Properties—Competitive Strengths” on page 59 to be consistent with the disclosure in the “Prospectus Summary” on page 3 and updated the relevant disclosures on pages 3 and 59 to specify the amounts spent on capital improvements in each of the last two years.

10.	We note you indicate that management has “more than 80 years of combined experience in the lodging industry.” Note that it is not appropriate to aggregate management’s experience. Please revise accordingly and explain the experience.

The Partnership has revised the disclosures on pages 3-4 and 60 in response to the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 11

11.	We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. It is not clear that you are able to rely upon such safe harbors. These sections apply to an issuer that is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934. Please revise your disclosure regarding forward looking statements accordingly.

The Partnership has revised the disclosure regarding forward-looking statements on page 11 to address the Staff’s comment.

Risk Factors, page 12

12.	Please revise the introductory paragraph to clarify that all material risks are disclosed in this section.

The Partnership has revised the introductory paragraph in “Risk Factors” on page 12 to address the Staff’s comment.

“Certain financial covenants in the Indenture…,” page 13

13.	Please revise to provide expanded information about the financial covenant ratios, including the most recent calculation of the actual ratios. We may have further comment.

The Partnership has revised the referenced risk factor on page 13 to address the Staff’s comment.

Market Price of and Dividends on the Registrant’s Common Equity, page 30

14.	Please revise to set forth the approximate number of holders of common partnership units as of the latest practicable date. Please refer to Item 201(b)(1) of Regulation S-K.

The Partnership has revised the disclosure in “Market Price of and Dividends on the Registrant’s Common Equity” on page 31 to address the Staff’s comment.

Selected Financial and Operating Data, page 33

15.	Please revise here in the Summary Financial Information section to clarify whether the financial information and operating data is inclusive of the joint-venture property.

The Partnership has revised the disclosures in the “Prospectus Summary—Summary Financial Information” and “Selected Financial and Operating Data” on pages 8 and 34, respectively, to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Key Operating Metrics, page 37

16.	We note your disclosure regarding the RevPAR penetration index and that competitive set determinations are highly subjective. Please revise to provide more detail regarding how you determine each subject hotel’s competitive set.

The Partnership has removed the disclosures relating to RevPAR penetration index as management does not consistently find RevPAR penetration to be a useful tool in measuring the performance of individual properties or the performance of the Partnership as a whole. Often, factors affecting other hotels in the Partnership’s properties’ competitive set, changes in the competitive set and special circumstances within the markets in which the Partnership’s properties operate minimize the usefulness of the index. Index figures are not comparable between markets and cannot be used to compare properties within the Partnership’s portfolio against each another.

Sources and Uses of Cash, page 43

17.	Please revise to separately disclose capital expenditures related to renovations from recurring capital expenditures related to the replacement or refurbishment of furniture, fixtures and equipment. In addition, please tell us to what extent you have utilized your replacement reserve accounts to fund such replacement or refurbishments of furniture, fixtures and equipment. Additionally, if material, separately detail expenditures for capital improvements by property and activity.

The Partnership has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources and Uses of Cash” on pages 44-45 to address the Staff’s comment. The Partnership notes that, during the relevant reporting periods, no individual renovation projects or individual expenditures were material. The Partnership confirms that it will make appropriate disclosures in the event of a material renovation project or major expenditure.

Liquidity and Capital Resources, page 44

18.	Please consistently present the estimated amount of net proceeds from your offering that will be used to redeem 100% of the outstanding shares of Sotherly’s 12% Series A Cumulative Redeemable Preferred Stock.

The Partnership has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 46 to address the Staff’s comment.

19.	Please provide additional information as to the reason for the increase of $892,890 in cash collateral to the lender on the Crowne Plaza Jacksonville Riverfront.

The Partnership has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources and Uses of Cash” on page 45 to address the Staff’s comment. In addition, the Partnership has added the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Covenants—Mortgage Loans” on pages 48-49 to address the Staff’s comment.

Bond Covenants, page 46

20.	Please revise to provide more detail on the covenants and restrictions that require you to meet certain financial ratios, including quantifying the required ratios. In addition, please clarify, if true, that you are referring to the notes being issued in this offering.

The Partnership has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Covenants— Unsecured Notes” on page 50 to address the Staff’s comment.

Critical Accounting Policies, page 47

Investment in Hotel Properties, page 47

21.	Please tell us how your use of projected net operating income before depreciation and adjusted for impacts of non-recurring operating expenses and expected capital expenditures, as a substitute for estimating undiscounted cash flows, is appropriate. Please cite the relevant accounting guidance relied upon for your conclusion.

The Partnership has revised its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” on page 52 to address the Staff’s comment.

Income Taxes, page 48

22.	Given that you have operated at a cumulative operating loss through December 31, 2012, please provide to us support for your basis that you will realize such tax benefits in the future and that no valuation allowance is required.

The deferred tax asset relates to the estimated amount of future tax benefits arising from net operating losses sustained by the Partnership’s taxable REIT subsidiary in 2004 through 2009. Net losses before taxes during that period totaled approximately $12.1 million. In 2008 and 2009, those losses, which totaled approximately $8.8 million, were substantially related to the effects of substantial renovation of some of the Partnership’s properties and losses sustained following the opening of previously closed hotels compounded by the economic recession.

During 2008, the Partnership completed substantial renovations of the Hilton Wilmington Riverside and the Hilton Savannah DeSoto. In May 2008, the Partnership opened the re-branded Sheraton Louisville Riverfront following 19 months of renovation and, in March 2009, opened the re-branded Crowne Plaza Tampa Westshore following 20 months of renovation. In April 2008, the Partnership purchased the property in Hampton, Virginia, which was re-branded the Crowne Plaza Hampton Marina and which underwent 10 months of renovation.

Since 2009, the Partnership’s taxable REIT subsidiary has generated net income before taxes totaling approximately $8.8 million. The Partnership does not project losses for 2013 or 2014 and, pending the effect of any future acquisitions, expects to fully utilize the tax benefits arising from the accumulated net operating losses by no later than 2016.

Our Business and Properties, page 51

23.	We note your disclosure that group business accounts for over 50% of room revenues in certain of your hotels. Please disclose in MD&A or elsewhere any material trends relating to group bookings.

The percentage of the revenue derived from group bookings varies significantly by hotel and on a quarter-to-quarter basis. The Partnership has not identified any material trends related to group bookings at its hotels and, as such, has not included any disclosures related to such trends.

Executive Officers and Directors, page 73

24.	We note you indicate that David R. Folsom is the President and Chief Operating Officer of Sotherly Hotels in the table on page 73. We further note that Mr. Folsom was appointed as a director in 2011. Please refer to Item 401(a) of Regulation S-K and revise to indicate all positions and offices with the registrant held by each such person. Please also revise to state the terms of office for your directors.

The Partnership has revised the disclosure in “Executive Officers and Directors” on page 80 to address the Staff’s comment.

25.	We note your disclosure on page 74 that David J. Beatty has been President of Guest Quarters, Inc., Treasurer and Chief Financial Officer of Guest Quarters Development Group and President of mortgage financing for Lawson-Essex, Inc. Please revise to provide the dates of Mr. Beatty’s employment in these positions.

The Partnership has revised the disclosure in “Executive Officers and Directors” on page 81 to address the Staff’s comment.

Certain Relationships and Related Party Transactions and Director Independence, page 77

26.	We note your disclosure on page 77 that the management company for each of your hotels, MHI Hotels Services, is owned and controlled by Andrew M. Sims, Kim E. Sims, Christopher L. Sims and William J. Zaiser. Please revise to disclose each individual’s ownership percentage in MHI Hotels Services.

The Partnership has revised the disclosure in “Certain Relationships and Related Party Transactions” on page 84 to provide the ownership interest of Sotherly’s current directors and officers in MHI Hotels Services.

27.	We note that, for the years ended December 31, 2012 and 2011, you paid MHI Hotels Services approximately $2.8 million and $2.5 million, respectively, in management fees. Please clarify whether any amounts were paid for incentive fees and/or reimbursements.

The Partnership has revised the disclosure in “Certain Relationships and Related Party Transactions” on page 85 to address the Staff’s comment.

28.	We note that, for the years ended December 31, 2012 and 2011, you paid $2,344,734 and $2,448,431, respectively, to purchase medical benefits to pay for the employer portion of the plan covering your employees and those of MHI Hotels Services. Please revise to clarify the amount you paid to cover your employees. To the extent you pay the employer portion for employees of MHI Hotels Services, please quantify such amount and briefly explain why you pay this amount.

The Partnership has revised the disclosure in “Certain Relationships and Related Party Transactions” on page 85 to address the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 84

29.	Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares and units, as applicable, held by Edmunds White Partners, LLC, Palogic Value Management, L.P. and Essex Illiquid LLC/Richmond Hill Capital Partners L.P.

The Partnership has revised the footnotes to the table on page 92 to address the Staff’s comment.

30.	Please refer to Item 403(a) of Regulation S-K and revise to provide the business, mailing or residential address for individuals listed on the chart for which an address has not been provided.

The Partnership has revised the footnotes to the table on page 92 to address the Staff’s comment.

31.	Please revise the table on page 84 to reflect 100% of the partnership units outstanding or explain how the partnership units included in the table equal 100%.

The Partnership respectfully submits that, pursuant to Item 403 of Regulation S-K, the table on page 91 reflects only the ownership of the Partnership’s partnership units held by the directors and officers of Sotherly and 5% holders of Sotherly’s common stock or of the Partnership’s partnership units. The table has been revised to remove the reference to 100% of the partnership units of the Partnership.

Material U.S. Federal Income Tax Consequences, page 105

32.	Please revise your introductory paragraph to clarify that the discussion is a summary of all the material U.S. federal income tax consequences.

The Partnership has revised the disclosure in the first paragraph of “Material U.S. Federal Income Tax Consequences” on page 112 to address the Staff’s comment.

Underwriting, page 120

Conflicts of Interest, page 121

33.	We note your disclosure on page 121 that the underwriters have provided investment banking and advisory services to you and your affiliates in the past. Please revise to disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates.

The underwriters have not provided investment banking or advisory services to the Partnership or its affiliates. Accordingly, the Partnership has revised the disclosure in “Underwriting—Conflicts of Interest” on page 128 to address the Staff’s comment.

Financial Statements, page F-1

General

34.	Please amend to provide the applicable financial statement schedules required pursuant to Rule 5-04 of Regulation S-X or tell us why such schedules should continue to be omitted.

The Partnership has revised the disclosure in the Financial Statements on pages F-1 and F-28 to address the Staff’s comment.

Consolidated Statements of Operations, page F-4

35.	Please disclose a detail of the amounts included within the line item Indirect for Hotel operating expenses.

The Partnership has revised the disclosure in the Financial Statements on pages F-24 – F-25 to address the Staff’s comment.

7. Commitments and Contingencies, page F-16

36.	Please tell us how you accounted for the 99 year lease to the Chatham Club, Inc. Within your response, please tell us if you recorded it as a below market lease when you purchased the Savannah hotel property.

As previously explained in the letter from Sotherly (formerly known as MHI Hospitality Corporation) to the Commission dated October 20, 2006, in evaluating the allocation of the purchase price under the requirements of SFAS 141 pertaining to favorable and unfavorable operations leases, and applying those requirements to the Chatham Club lease, the Partnership examined the alternative uses of the space in order to determine a price at which the Partnership would be willing to pay the Chatham Club to terminate the lease. Located on the 12th floor of the hotel, the space was not suitable for lease to tenants as office or restaurant space. It is currently configured as a private club with a small separate dining room and the demand for such space in the Savannah market is limited.

Therefore, an analysis of the benefit to the property of additional meeting and banquet space and the cost associated with renovating the space to maximize the benefit was performed as well as an analysis of the benefit to the property of re-configuring the entire floor for additional guest rooms.

Coincident with the formation transactions related to Sotherly’s initial public offering, the predecessor group contributed an 80% interest in the Savannah hotel property and a 20% interest in the property was purchased in exchange for units in the Partnership from a third party. The allocation of the purchase price in the 20% interest in the property allocable to the unfavorable operating lease to the Chatham Club was deemed immaterial and no allocation was recorded.

Note 11. Unconsolidated Joint Venture

37.	Please provide to us your significance test of the unconsolidated joint venture in compliance with Rule 3-09 of Regulation S-X.

The calculations for the test of whether the registrant’s investment in the subsidiary exceeds 20% of the total assets of the registrant as of December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Investment in Subsidiary	8,638,967	8,966,795	9,464,389
Total Assets of the Registrant	204,030,869	209,299,446	209,583,431
Ratio	4.2%	4.3%	4.5%

The calculations for the test of whether the registrant’s proportionate share of the total assets of the subsidiary exceeds 20% of the total assets of the registrant as of December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Proportionate Share of Subsidiary’s Assets
Susbidiary’s Assets	70,908,909	72,586,525	74,675,194
Proportionate Share	25.0%	25.0%	25.0%
Proportionate Share of Subsidiary’s Assets	17,727,227	18,146,631	18,668,799
Total Assets of the Registrant	204,030,869	209,299,446	209,583,431
Ratio	8.7%	8.7%	8.9%

The calculations for the test of whether the registrant’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20% of such income of the registrant for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Equity in Income (Loss) of Unconsolidated Subsidiary	172,172	(60,094)	16,931
Net Income (Loss)	(5,327,711)	(6,475,243)	(3,252,261)
Ratio	-3.2%	-0.9%	-0.5%

Exhibit Index

38.	We note you indicate in footnote 3 to the Exhibit Index that you are incorporating Exhibit 10.14 by reference to the document previously filed as an exhibit to Sotherly’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. We are unable to locate this exhibit. Please file the Loan Agreement between MHI Jacksonville LLC and Mercantile Safe Deposit and Trust Company as an exhibit or advise.

The Partnership has revised the footnotes to the Exhibit Index to correctly incorporate by reference the Loan Agreement between MHI Jacksonville LLC and Mercantile Safe Deposit and Trust Company listed in Amendment No. 1 as Exhibit 10.14, which was filed as an exhibit to Sotherly’s Current Report on Form 8-K filed with the Commission on July 28, 2005.

39.	We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

The Partnership respectfully advises the Staff that it will file all remaining exhibits as soon as possible so that the Staff will have sufficient time to review them prior to effectiveness of the Registration Statement. In response to the Staff’s request, the Partnership is also providing a draft of the Exhibit 5.1 legal opinion as Exhibit A hereto and a draft of the Exhibit 8.1 tax opinion as Exhibit B hereto.

40.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Partnership has revised the exhibit list to reflect its intention to file forms of the Indenture and Underwriting Agreement, both of which will only be finalized following the effectiveness of the Registration Statement.

*    *    *

If you have any questions or comments, please call the undersigned at (202) 835-6103, or Thomas J. Egan, Jr. of our office at (202) 452-7050.

Very truly yours,

/s/ Pamela K. Dayanim

Pamela K. Dayanim, Esq.

Encl.

Cc:	David R. Folsom

Sotherly Hotels LP

Thomas J. Egan, Jr., Esq.

Baker & McKenzie LLP

Justin R. Salon, Esq.

Bass, Berry & Sims PLC

Exhibit A: Draft Exhibit 5.1 Legal Option

[Baker & McKenzie LLP letterhead]

                         , 2013

Sotherly Hotels LP

410 W. Francis Street

Williamsburg, VA 23185

RE:	Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as counsel for Sotherly Hotels LP, a Delaware limited partnership (the “Company”), in connection with the Company’s filing with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-11, as may be amended from time to time (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the issuance of up to [            ] aggregate principal amount of the Company’s             % Senior Unsecured Notes due 2018 (the “Notes”) issued pursuant to an indenture, by and between the Company and Wilmington Trust, National Association, as trustee (the “Trustee”) in the form filed as Exhibit 1.1 to the Registration Statement, as such indenture may be amended or supplemented from time to time (the “Indenture”). The Notes may be issued and sold or delivered as set forth in the Registration Statement, any amendment thereto, and the prospectus contained therein.

We have reviewed the Registration Statement and the form of Indenture. We have examined the originals, or photostatic or certified copies, of such records of the Company, of certificates of officers of Sotherly Hotels Inc., a Maryland corporation and the general partner of the Company, and of public documents, and such other documents as we have deemed relevant and necessary as the basis of the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as photostatic or certified copies and the authenticity of the originals of such copies

Based upon and subject to the foregoing, we are of the opinion that the Notes have been duly and validly authorized, and when (i) the Indenture has been duly authorized, executed and delivered by the Company and the Trustee, (ii) the Registration Statement has been declared effective and the Trustee has been qualified to act as such under the Trust Indenture Act of 1939, as amended, and (iii) the Notes have been issued in accordance with the terms of the Indenture, the Notes will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, liquidation, moratorium, and other similar affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

The opinion expressed above is limited to the laws of the State of New York, the Delaware Revised Uniform Limited Partnership Act (including all applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws), and the federal laws of the United States of America as in effect on the date hereof. We undertake no obligation to advise you as a result of developments occurring after the date hereof as a result of facts or circumstances brought to our attention after the date hereof.

This opinion letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated. We hereby consent to the use of our opinion as herein set forth as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement and the prospectus that forms a part hereof. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder or Item 509 of Regulation S-K.

Very truly yours,

[DRAFT] [BAKER & MCKENZIE LLP]

Exhibit B: Draft Exhibit 8.1 Tax Option

[Baker & McKenzie LLP letterhead]

                         , 2013

Sotherly Hotels Inc.

Sotherly Hotels, L.P.

410 W. Francis Street

Williamsburg, VA 23185

Ladies and Gentlemen:

We have acted as United States tax counsel for Sotherly Hotels Inc. (formerly known as MHI Hospitality Corporation), a Maryland corporation (the “Company”), and Sotherly Hotels, L.P. (formerly known as MHI Hospitality, L.P.), a Delaware limited partnership (the “Operating Partnership”), in connection with the issuance and sale by the Operating Partnership of its [            ]% Senior Notes due [            ], 2018 (the “Notes”), in the aggregate principal amount of $[            ], pursuant to a prospectus dated [            ], 2013 (the “Prospectus”) included as part of a registration statement (the “Registration Statement”) on Form S-11 (File No. 333-[            ]), dated [            ], 2013, that was filed on behalf of the Operating Partnership with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

You have requested our opinion regarding certain specific U.S. federal income tax matters regarding the Company and the Operating Partnership. In our capacity as counsel to the Company and the Operating Partnership, and for purposes of rendering this opinion, we have examined and relied upon the following, with your consent: (a) that certain certificate dated [            ], 2013 (the “Certificate”) delivered to Baker & McKenzie LLP by the Company for itself and as the sole general partner of the Operating Partnership, which provides certain representations relevant to this opinion; (b) the Prospectus and the Registration Statement; (c) the Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated as of December 21, 2004, and Amendment No. 1 thereto dated as of April 18, 2011 (collectively, the “Partnership Agreement”); and (d) such other documents as we have considered relevant to our analysis. In our examination of such documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures and the legal capacity of signatories. We have also assumed that all parties to such documents have acted, and will act, in accordance with the terms of such documents.

Our opinion is based on our understanding of the facts as represented to us in the Certificate. Our opinion is also based on the above assumptions, as well as the assumption that (i) each of the Company and the Operating Partnership has a valid legal existence under the laws of the state in which it was formed and has operated in accordance with the laws of such state, (ii) the Company and the Operating Partnership are operated, and will continue to be operated, in the manner described in the Certificate, (iii) the facts contained in the Prospectus, the Registration Statement and the Partnership Agreement are true and complete in all material respects, (iv) all representations of fact contained in the Certificate are true and complete in all material respects and (v) any representation of fact in the Certificate that is made “to the knowledge” or similarly qualified is correct without such qualification. We have not undertaken any independent inquiry into or verification of these facts either in the course of our representation of the Company and the Operating Partnership or for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness and are not aware of any facts inconsistent with such representations, we have no assurance that such representations are or will ultimately prove to be accurate.

We also note that the tax consequences addressed herein depend upon the actual occurrence of events in the future, which events may or may not be consistent with any representations made to us for purposes of this opinion. In particular, the qualification and taxation of the Company as a real estate investment trust (a “REIT”) for federal income tax purposes depend upon the Company’s ability to meet on a continuing basis certain distribution levels, diversity of stock ownership and the various qualification tests imposed by the Internal Revenue Code of 1986, as amended (the “Code”). To the extent that the facts differ from those represented to or assumed by us herein, our opinion should not be relied upon.

Our opinion herein is based on existing law as contained in the Code, final and temporary regulations promulgated thereunder (the “Treasury Regulations”), administrative pronouncements of the Internal Revenue Service (the “Service”) and court decisions as of the date hereof. The provisions of the Code and the Treasury Regulations, Service administrative pronouncements and case law upon which this opinion is based could be changed at any time, perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the Service or the courts, and our opinion is not binding on the Service or the courts. Hence, there can be no assurance that the Service will not challenge, or that the courts will agree, with our conclusions.

Based upon, and subject to, the foregoing and the next paragraph below, we are of the opinion that:

(a)	Commencing with its taxable year ended December 31, 2004 through its taxable year ended December 31, 2012, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its organization and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2013 and thereafter.

(b)	Commencing with its taxable year ended December 31, 2004, the Operating Partnership has been properly treated as a partnership for U.S. federal income tax purposes, and not as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(c)	The statements in the Prospectus and the Registration Statement under the heading, “Material U.S. Federal Income Tax Considerations,” insofar as such statements purport to summarize matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute an accurate summary of the matters set forth therein in all material respects.

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This opinion is limited to the matters specifically discussed herein. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein. We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than the Code, the Treasury Regulations, published administrative announcements and rulings of the Service and court decisions. Except as provided in the paragraph below, this opinion may not be distributed, reproduced in any document, quoted in whole or in part, or filed with any governmental agency without our express prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Prospectus and the Registration Statement under the Securities Act. We also consent to the references to Baker & McKenzie LLP contained under the headings, “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus and the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Securities and Exchange Commission thereunder.

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Very truly yours,

[DRAFT] [BAKER & MCKENZIE LLP]